# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Carlyle Credit Income Fund, CIK 0001517767
CUSIP: 92535C500
Title of class of securities: Preferred Shares
Address of issuer's principal executive offices: One Vanderbilt Avenue, Suite 3400, New York, New York (NY), 10017
Date of event which requires filing of this statement: 11/13/2024
Amends the filing with accession number 0001104659-23-122831
Filed by CIK 0001607203
Persons authorized to receive notices and communications: Courtney Fandrick, 600 Steamboat Road, Suite 202, Greenwich, Connecticut (CT), 06830, 203 340 8536

## Reporting persons
- Eagle Point Credit Management LLC (CIK 0001607203): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 610,582; shared voting power 0; sole dispositive power 610,582; shared dispositive power 0; aggregate amount beneficially owned 610,582 (29.35% of the class)

## Item 1. Security and Issuer
Title of class of securities: Preferred Shares
Name of issuer: Carlyle Credit Income Fund
Address of issuer's principal executive offices: One Vanderbilt Avenue, Suite 3400, New York, New York (NY), 10017

## Item 2. Identity and Background
Name of person filing: Eagle Point Credit Management LLC
Residence or business address: 600 Steamboat Road, Suite 202, Greenwich, CT 06830 United States.
Present principal occupation or employment:
This Schedule 13D is filed by Eagle Point Credit Management LLC ("EPCM"), a Delaware limited liability company (the "Reporting Person"). The principal business address for the Reporting Person is 600 Steamboat Road, Suite 202, Greenwich, CT 06830 United States.
EPCM is a registered investment adviser and serves as investment adviser to certain private funds and separately managed accounts which hold the Preferred Shares described herein (collectively, the "Accounts"). EPCM is ultimately wholly owned by Eagle Point Holdings LP ("EP Holdings") through intermediary holding companies. Eagle Point Holdings GP LLC ("EP Holdings GP") is the sole general partner of EP Holdings. EP Holdings GP is managed by a board of managers (the "EP Holdings Board") of which the majority of the members are appointed by Trident EP-II Holdings LLC ("EP-II LLC"), which also owns a majority of the voting interests in EP Holdings GP.
Information regarding EP Holdings, EP Holdings GP, EP-II LLC, and each member of the EP Holdings Board (the "Additional Disclosed Persons" and, together with the Reporting Person, the "Disclosed Parties") is attached to this Schedule 13D as Schedule I and is incorporated herein by reference.
Criminal convictions in the last five years: During the past five years, none of the Disclosed Partieshas been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Disclosed Partieswas a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Since the Reporting Persons' previous Schedule 13D filing relating to the Preferred Shares (filed with the SEC on February 23, 2024 and available at the following hyperlink: https://www.sec.gov/Archives/edgar/data/1607203/000110465924027162/tm247183d1_sc13da.htm), all of the Preferred Shares reported herein were acquired over a period of time in multiple secondary transactions at various market prices. The funds used to acquire each of the Preferred Shares were from each applicable Account's available investment capital.

## Item 4. Purpose of Transaction
Purpose of transaction: EPCM caused the Accounts to acquire the Preferred Shares they hold for investment purposes and will continue to analyze such investments on an ongoing basis. EPCM, on behalf of the Accounts, reserves the right to increase or decrease the Accounts' ownership of the Preferred Shares over time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Based on public disclosures filed by the Issuer with the SEC, the Issuer has total of 2,080,000 shares of preferred stock outstanding as of September 30, 2024. The Reporting Person may be deemed to beneficially own an aggregate of 610,582 Series A Preferred Shares, which represents approximately 29.35% of all of the Issuer's outstanding preferred shares. The number of Preferred Shares which may be deemed to be beneficially owned by the Disclosed Parties are as follows:

Shares Deemed to be Beneficially Nature of Ownership Percentage of Class
Owned By:
Eagle Point Credit Management Sole Voting and Sole Dispositive 29.35%
LLC: 610,582 Power (1)
EP Holdings (2): - - -
EP Holdings GP (2): - - -
EP Holdings Board members (2): - - -
EP-II LLC (2): - - -

(1) Pursuant to an investment management agreement between EPCM and each Account, EPCM has discretionary investment authority and voting power with respect to the Preferred Shares held by the Accounts. Thus, EPCM could be deemed to have the sole power to vote and dispose or direct the disposition of such Preferred Shares.

(2) EP Holdings is a holding company for EPCM. While EP Holdings, EP Holdings GP, each of the EP Holdings Board members, and EP-II LLC could be deemed to share beneficial ownership of the securities held by the Accounts and beneficially owned by EPCM, each of the foregoing fully disclaim beneficial ownership of such securities.
Number of shares as to which each person has sole or shared power to vote or dispose: 610,582
Transactions in the class effected during the past sixty days:
Subsequent to the last amendment to this Schedule 13D, filed with the SEC on February 23, 2024, the Accounts engaged in the following secondary transactions:

Date Acquisition/Sale Number of Price per
Preferred Shares Preferred Share
2/26/2024 Sale 100 $25.69
3/5/2024 Sale 138 $25.690
3/8/2024 Sale 66 $25.70
3/12/2024 Sale 700 $25.62
3/12/2024 Sale 100 $25.63
3/12/2024 Sale 1,800 $25.65
3/15/2024 Purchase 3,006 $25.25
3/25/2024 Purchase 2,835 $25.40
3/27/2024 Purchase 15 $25.24
3/27/2024 Purchase 4,000 $25.27
3/27/2024 Purchase 2,000 $25.30
4/9/2024 Purchase 2,208 $25.200
4/25/2024 Sale 485 $25.80
4/26/2024 Sale 100 $25.80
5/2/2024 Sale 100 $25.80
5/6/2024 Sale 100 $25.800
5/9/2024 Sale 475 $25.80
5/29/2024 Sale 458 $25.80
5/30/2024 Sale 58 $25.80
5/30/2024 Sale 100 $26.02
5/31/2024 Sale 855 $25.85
5/31/2024 Sale 205 $25.87
6/3/2024 Sale 5 $25.87
6/4/2024 Sale 63 $25.87
6/11/2024 Sale 100 $25.87
6/11/2024 Sale 300 $25.88
6/12/2024 Sale 200 $25.90
6/12/2024 Sale 100 $25.92
6/12/2024 Sale 453 $25.93
6/13/2024 Sale 104 $25.90
9/30/2024 Sale 2,029 $25.90
9/30/2024 Sale 500 $25.94
10/1/2024 Sale 60 $25.94
10/2/2024 Sale 25 $25.94
10/3/2024 Sale 2,010 $25.94
10/4/2024 Sale 300 $25.90
10/4/2024 Sale 506 $25.94
10/8/2024 Sale 549 $25.94
10/11/2024 Sale 472 $25.94
10/15/2024 Sale 500 $25.94
10/15/2024 Sale 300 $26.00
10/15/2024 Sale 1,500 $26.01
10/15/2024 Sale 200 $26.03
10/15/2024 Sale 800 $26.04
10/16/2024 Sale 100 $26.00
11/7/2024 Sale 10 $25.90
11/11/2024 Sale 2,195 $25.92
11/11/2024 Sale 1,250 $25.95
11/11/2024 Sale 1,129 $25.98
11/11/2024 Sale 1,163 $25.99
11/11/2024 Sale 1,800 $26.00
11/11/2024 Sale 535 $26.01
11/11/2024 Sale 1,457 $26.02
11/11/2024 Sale 1,056 $26.03
11/11/2024 Sale 150 $26.04
11/12/2024 Sale 150 $26.00
11/12/2024 Sale 1,400 $26.02
11/12/2024 Sale 1,471 $26.03
11/12/2024 Sale 526 $26.04
11/12/2024 Sale 96 $26.05
11/13/2024 Sale 600 $25.99
11/13/2024 Sale 1,409 $26.00
11/13/2024 Sale 380 $26.01
11/13/2024 Sale 510 $26.02
11/13/2024 Sale 100 $26.03
11/13/2024 Sale 6 $26.04
11/13/2024 Sale 291 $26.05
11/13/2024 Sale 100 $26.06
11/13/2024 Sale 153 $26.07
11/14/2024 Sale 300 $25.99
11/14/2024 Sale 100 $26.00
11/14/2024 Sale 932 $26.01
11/14/2024 Sale 1,000 $26.03
11/14/2024 Sale 200 $26.05
11/14/2024 Sale 100 $26.06
11/14/2024 Sale 1 $26.07
11/15/2024 Sale 100 $25.97
11/15/2024 Sale 3,345 $26.00
11/15/2024 Sale 240 $26.01
11/15/2024 Sale 345 $26.02
11/18/2024 Sale 400 $25.95
11/18/2024 Sale 600 $25.96
11/18/2024 Sale 100 $25.98
11/18/2024 Sale 300 $25.99
11/18/2024 Sale 100 $26.00
11/19/2024 Sale 100 $26.00
11/20/2024 Sale 846 $26.00
11/21/2024 Sale 900 $25.94
11/21/2024 Sale 500 $25.95
11/21/2024 Sale 200 $25.96
11/22/2024 Sale 1,300 $25.95
11/25/2024 Sale 1,000 $25.94
11/25/2024 Sale 1,200 $25.97
11/25/2024 Sale 750 $25.99
11/26/2024 Sale 800 $25.94
11/26/2024 Sale 300 $25.95
11/26/2024 Sale 100 $25.97
11/26/2024 Sale 100 $25.99
11/27/2024 Sale 214 $25.99
11/29/2024 Sale 704 $25.97
12/2/2024 Sale 770 $25.99
12/2/2024 Sale 565 $26.02
12/5/2024 Sale 500 $26.00
12/5/2024 Sale 500 $26.02
12/6/2024 Sale 552 $26.00
12/6/2024 Sale 600 $26.02
12/6/2024 Sale 100 $26.03
12/9/2024 Sale 110 $25.98
12/9/2024 Sale 538 $26.00
12/17/2024 Sale 500 $25.85
12/17/2024 Sale 5,719 $25.86
12/17/2024 Sale 1,500 $25.87
12/17/2024 Sale 216 $25.88
12/17/2024 Sale 2 $25.89
12/17/2024 Sale 100 $25.91
12/17/2024 Sale 200 $25.93
12/17/2024 Sale 98 $25.95
12/20/2024 Sale 414 $25.80
12/24/2024 Sale 200 $25.70
12/24/2024 Sale 100 $25.71
12/27/2024 Sale 100 $25.70
12/27/2024 Sale 2,100 $25.74
12/30/2024 Sale 553 $25.70
12/31/2024 Sale 100 $25.70
12/31/2024 Sale 100 $25.74
12/31/2024 Sale 800 $25.78
1/2/2025 Sale 300 $25.76
1/2/2025 Sale 100 $25.82
1/3/2025 Sale 200 $25.74
1/6/2025 Sale 700 $25.74
1/7/2025 Sale 100 $25.76
1/7/2025 Sale 200 $25.79
1/7/2025 Sale 784 $25.80

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The relationships between the Disclosing Parties are described in response to Item 2.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: All other materials which may be required to be filed as exhibits have been incorporated by reference herein.

## Signatures
- Eagle Point Credit Management LLC: /s/ Kenneth Onorio, Kenneth Onorio, Chief Financial Officer (01/08/2025)
Comment: Remarks: See Exhibit SCHEDULE I